FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, January 20, 2005

Press release

13% dividend increase and new Optimax plan

On January 19, 2005, the SUEZ Board of Directors, chaired by Gérard Mestrallet, conducted a detailed review of the Group’s activities, profitability, and growth prospects in the context of its strategy based on the simultaneous and sustainable development of its two business sectors: environment and energy.

The Board examined the results of the Action Plan announced two years ago and noted that all its objectives had been met or exceeded.

Increased dividend for 2004

In view of the Group’s continuing capacity to grow and to improve cash flows, and in order for shareholder compensation to reflect the Group’s improved results, the Board of Directors decided to propose a dividend increase to EUR 0.80 per share – an increase of nearly 13% relative to 2003 – for a total distribution of EUR 800 million.

Dynamic dividend policy for the medium term

Confident in the Group’s prospects in each of its businesses, the Board of Directors intends to sustain over the medium-term its dynamic dividend policy, consistent with net income evolution and offering competitive investor return.

New Optimax Plan for 2005 and 2006

In light of the successful outcome of the Optimax Plan for 2003-2004, the Board approved the launch of a new plan for 2005 and 2006. This new plan will strengthen the Group’s profitable growth model by continuing to focus on reducing costs, optimizing investments and controlling working capital requirement. This new plan will be unveiled March 10, 2005.

***

Group revenues for 2004 will be announced February 1, 2005.

Financial results for 2004 will be published according to French accounting standards on March 10, 2005, as will the main impacts on opening balance sheet items at January 1, 2004 according to International Financial Reporting Standards (IFRS).

Detailed financial information on SUEZ accounts for 2004, restated in accordance with IFRS and approved by the Group’s statutory auditors, will be provided at the next Annual General Meeting. This information will be presented at a special meeting called for this purpose at a date to be announced.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analysts’ contacts:
France:	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Caroline Lambrinidis: +331 4006 6654	Bertrand Haas: +331 4006 6609
Antoine Lenoir: +331 4006 6650
Belgium: Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 20, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary